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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

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FIAT S.P.A. BOARD OF DIRECTORS MEETING: 2003 ANNUAL REPORT AND CALLING OF STOCKHOLDERS MEETING

SIGNATURES

FIAT S.P.A. BOARD OF DIRECTORS MEETING: 2003 ANNUAL REPORT AND CALLING OF STOCKHOLDERS MEETING

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Umberto Agnelli to review the Report on Operations and the Financial Statements for the 2003 fiscal year.

The Financial Statements of Fiat S.p.A. for the fiscal year ended December 31, 2003 show a net loss of approximately 2.4 billion euros, which is attributable primarily to writedowns taken to adjust the carrying value of equity investments. The net loss for 2003 was approximately 2 billion euros.

The difference with respect to the previous year is mainly due to the 632-million-euro extraordinary gain realized in 2002 on the sale of a 34% interest in Ferrari, a company directly owned by Fiat.

As a consequence of this negative result, for the second year in a row no dividend will be distributed.

The Board of Directors also approved the Consolidated Financial Statements of the Fiat Group for the 2003 fiscal year. As already announced on the occasion of the Board of Directors meeting of February 27, 2004, the consolidated net loss narrowed to approximately 1.9 billion euros from the 4.2 billion euros reported a year earlier. The improvement was more pronounced in the last quarter of the year, which posted an operating income of 142 million euros.

The Annual Report on Corporate Governance, which was drafted in accordance with the Guidelines recently issued by Assonime and Emittenti Titoli S.p.A., was also reviewed and approved during the meeting. Said report will be available on the Fiat website www.fiatgroup.com in the next few days.

Lastly, the Board of Directors convened a Stockholders Meeting for May 8, 10 and 11 2004. The meeting will also be held in extraordinary session to submit for approval by the stockholders certain amendments to the Company's Articles of Association to conform them to the new corporate law.

Turin, March 26, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:March 26, 2004

FIAT S.p.A.

	BY:	/s/ Enrico Zecchini Enrico Zecchini Power of Attorney